UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HC2 HOLDINGS, INC.
 (Name of Issuer)

Common Stock, $0.001 par value per share
 (Title of Class of Securities)

404139107
 (CUSIP Number)

December 31, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]           Rule 13d-1(b)

[     ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No.: 404139107	Page 2 of 9 Pages

1.	Names of Reporting Persons. WARBERG ASSET MANAGEMENT LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person IA

CUSIP No.: 404139107	Page 3 of 9 Pages

1.	Names of Reporting Persons. DANIEL I. WARSH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

HC2 Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

460 Herndon Parkway, Suite 150, Herndon, VA 20170

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Warberg Asset Management LLC (“Warberg”);

ii)	Daniel I. Warsh (“Mr. Warsh”).

This Statement relates to Shares (as defined herein) held for the accounts of MJ Fil Investments LLC, Option Opportunities Co., Serenity Now LLC, Warberg Opportunistic Trading Fund LP, Warberg WF II LP and Warberg WF I LP (collectively, the “Warberg Funds”).  Warberg serves as investment manager to each of the Warberg Funds.  Mr. Warsh is a managing member and the control person of Warberg.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 716 Oak Street, Winnetka, IL60093.

Item 2(c).	Citizenship:

i)	Warberg is a Delaware limited liability company;

ii)	Mr. Warsh is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

404139107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 5 of 9 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2014, the Reporting Persons may be deemed the beneficial owner of 0 Shares held for the account of the Warberg Funds.

Item 4(b)	Percent of Class:

As of December 31, 2014, the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.

Item 4(c)	Number of Shares as to which such person has:

Warberg
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Mr. Warsh
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2015
WARBERG ASSET MANAGEMENT LLC

By:	/s/ Daniel I. Warsh
Daniel I. Warsh, Managing Member

DANIEL I. WARSH

/s/ Daniel I. Warsh

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of HC2 Holdings, Inc. dated as of January 5, 2015 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

January 5, 2015
WARBERG ASSET MANAGEMENT LLC

By:	/s/ Daniel I. Warsh
Daniel I. Warsh, Managing Member

DANIEL I. WARSH

/s/ Daniel I. Warsh